UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13687

CEC ENTERTAINMENT, INC.

(Exact name of registrant as specified in its charter)

1707 Market Place Blvd
Irving, Texas
75063
(972) 258-8507

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CEC Entertainment, Inc. 8.000% Senior Notes due 2022
(Cusip 125137AB5)

(Title of each class of securities covered by this Form)

Not applicable

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6 Rule	☒	(1)
15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 34
________________
(1)     In October 2014, CEC Entertainment, Inc. ("CEC") filed a registration statement on Form S-4, as amended, relating to the registration of the 8.000% Senior Notes due 2022 (the “Senior Notes”).  Pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of CEC to file reports under Section 15 of the Exchange Act was suspended commencing with the fiscal year beginning December 29, 2015, because each of the Senior Notes were held of record by less than 300 persons as of that date. CEC has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis. CEC is filing this Form 15 to provide notice of its intention to cease voluntarily filing of reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Pursuant to the requirements of the Securities Exchange Act of 1934 CEC Entertainment, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CEC ENTERTAINMENT, INC.

June 25, 2020	By:	/s/ James A. Howell
James A. Howell
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)